Daniel J. Winnike Partner	dwinnike@fenwick.com (650) 335-7657

November 6, 2015

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long, Assistant Director Leland Benton Craig Slivka Division of Corporation Finance

Re:	Amyris, Inc. Registration Statement on Form S-3 Initially Filed August 12, 2015 File No. 333-206331

Ladies and Gentlemen:

On behalf of Amyris, Inc. (“Company”), we respond in this letter to an oral comment from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) delivered on November 5, 2015 regarding Amendment No. 2 (“Amendment”) to the Registration Statement on Form S-3 (Registration No. 333-206331) (“Registration Statement”) initially filed by the Company with the Commission on August 12, 2015 and subsequently amended on September 10, 2015 and November 4, 2015.

This comment referred to the difference between the total amount of shares of Common Stock registered on the Registration Statement, as set forth on the cover page of the Amendment, to the total Shares Offered Hereby scheduled on Table I – Actual Beneficial Ownership of the Selling Stockholder section of Part I of the Amendment (“Table I”).

Securities and Exchange Commission
November 6, 2015

The Company advises the Staff that the difference between the 129,506,565 shares of Common Stock provided on the cover page of the Amendment and the 125,145,864 shares of Common Stock scheduled on Table I is due to Table I including only those shares being offered by the selling security holders deemed beneficially owned pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (17 CFR 240.13d-3). We note that Item 507 of Regulation S-K provides for the presentation of the selling security holder table in this manner. Specifically, the Company registered on the Amendment the following shares of Common Stock, which were not deemed beneficially owned as of October 30, 2015 pursuant to Rule 13d-3:

1.	2,000,000 shares of Common Stock issuable upon exercise of the Total R&D Warrant (as defined in the Amendment);
2.	1,480,362 additional shares of Common Stock issuable upon exercise of the Temasek Funding Warrant (as defined in the Amendment); and
3.	880,339 shares of Common Stock issuable upon exercise of the Temasek R&D Warrant (as defined in the Amendment);

Recognizing this divergence, the Company provided the alternative beneficial ownership table was provided under Table II – Alternative Beneficial Ownership Table of the Selling Stockholder section of Part I of the Amendment (“Table II”). The total “Shares Offered Hereby” scheduled on Table II is 129,506,565, including the shares in bullets 1-3 above.

* * *

Should you have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7657 or, in his absence, Faisal Rashid at (650) 335-7822.

Sincerely,

/s/ Daniel Winnike

Daniel J. Winnike

cc:

John Melo, Chief Executive Officer and President

Raffi Asadorian, Chief Financial Officer

Nicholas Khadder, General Counsel

Amyris, Inc.